Exhibit 2.2
PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions
Unless indicated otherwise, where used in this Plan of Arrangement, terms used but not defined shall have the meanings specified in the Arrangement Agreement (as defined below) and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
“Affected Person” has the meaning ascribed thereto in Section 5.3.
“Amalco” has the meaning ascribed thereto in Section 2.3(1)(l).
“Applicants” means, collectively, the Company and Subco.
“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Applicants and the Purchaser, each acting reasonably.
“Arrangement Agreement” means the arrangement agreement made as of May 18, 2017 between the Company and the Purchaser, as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated in accordance with its terms and including all schedules to it.
“Arrangement Resolution” means the special resolution of the Company Shareholders approving this Plan of Arrangement.
“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form that is satisfactory to the Applicants and the Purchaser, each acting reasonably.
“Broker” has the meaning ascribed thereto in Section 5.3(a).
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or San Jose, California.
“CBCA” means the Canada Business Corporations Act.
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“Company” means ViXS Systems Inc., a corporation existing under the CBCA, and includes any successor to the Company, including Amalco.
“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.
“Company Common Shares” means the common shares in the capital of the Company.
“Company Equity Awards” means the Company Options and Company RSUs issued pursuant to the Company LTIP.
“Company LTIP” means the Company’s Long-Term Incentive Plan (as amended on May 10, 2016).
“Company Meeting” means the annual and special meeting of Company Shareholders, including any adjournment or postponement of such annual and special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.
“Company Optionholders” means the holders of Company Options.
“Company Options” means the outstanding options to purchase Company Common Shares issued pursuant to the Company LTIP.
“Company RSUs” means the outstanding restricted share units issued pursuant to the Company LTIP.
“Company Shareholders” means the registered or beneficial holders of the Company Common Shares, as the context requires.
“Company Warrantholders” means the holders of Company Warrants.
“Company Warrants” means the common share purchase warrants of the Company, including the common share purchase warrants of the Company (i) issued on January 12, 2016 to purchase up to an aggregate of 2,517,842 Company Common Shares at an exercise price of $0.60 per Company Common Share, initial expiry date being 12 months from issuance with such expiry date having been extended to September 9, 2017; (ii) issued on September 9, 2016 and November 21, 2016 to purchase up to an aggregate of 2,999,998 Company Common Shares at an exercise price of $0.60 per Company Common Share, expiring on September 9, 2017; (iii) issued on September 9, 2016 to purchase up to an aggregate of 2,450,000 Company Common Shares at an exercise price of $0.50 per Company Common Share, expiring on September 9, 2017; (iv) issued on October 31, 2016 to purchase up to an aggregate of 445,833 Company Common Shares at an exercise price of $0.50 per Company Common Share, expiring on October 31, 2017; and (v) issued on July 12, 2012 to purchase up to an aggregate of 23,856 Company Common Shares at an exercise price of US$5.03 per Company Common Share, expiring on July 12, 2019.
“Consideration” means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement consisting of 0.04836 of a Purchaser Share for each Company Common Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.11 of the Arrangement Agreement.
“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement.
“Convertible Debentures” means the (i) 10.00% secured subordinated convertible debentures due January 12, 2020 of the Company issued on January 12, 2016 in the aggregate principal amount of $3,424,266, and (ii) 10.00% secured subordinated convertible debentures due September 9, 2019 of the Company issued on September 9, 2016 and November 21, 2016, in the aggregate principal amount of $4,200,000.
“Convertible Debentures Subject to Roll-over” means those Convertible Debentures whose holders have agreed in writing prior to the Effective Date to amend their Convertible Debentures on the Effective Date, such that they will become convertible into Purchaser Shares on the basis of the same exchange ratio as applicable to the Consideration.
“Court” means the Ontario Superior Court of Justice (Commercial List).
“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Company Common Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.
“Director” means the Director appointed pursuant to section 260 of the CBCA.
“Dissent Rights” has the meaning specified in Section 3.1(1).
“Dissenting Shareholder” means a registered holder of Company Common Shares who has validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such holder in strict compliance with the terms of the Dissent Rights.
“Dissent Shares” means Company Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights.
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.
“Fair Market Value” means the closing price of the Company Common shares on the Toronto Stock Exchange on the fourth trading day immediately preceding the Effective Date.
“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to the Applicants and the Purchaser, each acting reasonably) on appeal.
“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.
“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Applicants and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Applicants and the Purchaser, each acting reasonably.
“In-the-Money Options” means those Company Options, if any, that as of the Effective Time are exercisable at prices less than the Fair Market Value.
“In-the-Money Warrants” means those Company Warrants, if any, that as of the Effective Time are exercisable at prices less than the Fair Market Value.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.
“Letter of Transmittal” means the letter of transmittal to be delivered by Company to the Company Shareholders providing for delivery of the certificates representing the Company Shareholder’s Common Shares to the Depositary.
“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.
“Option Surrender Shares” has the meaning ascribed thereto in Section 2.3(1)(b).
“Parties” means the Company, Subco and the Purchaser, and “Party” means any one of them.
“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.
“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations hereto made in accordance with Section 8.1 of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Applicants and the Purchaser, each acting reasonably.
“Purchaser” means Pixelworks, Inc., a corporation existing under the laws of Oregon, United States.
“Purchaser RSUs” has the meaning ascribed thereto in Section 2.3(1)(h).
“Purchaser SIP” means the Purchaser’s Amended and Restated 2006 Stock Incentive Plan.
“Purchaser Shares” means the shares of common stock in the capital of the Purchaser.
“Subco” means 10280518 Canada Inc., a corporation incorporated under the CBCA and a wholly-owned Subsidiary of the Company.
“Tax Act” means the Income Tax Act (Canada).
“Warrant Surrender Shares” has the meaning ascribed thereto in Section 2.3(1)(c).
“Withholding Obligation” has the meaning ascribed thereto in Section 5.3.

1.2	Interpretation Not Affected by Headings
The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph by number or letter or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Certain Phrases
The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

1.5	Affiliates and Subsidiaries
For the purpose of this Plan of Arrangement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

1.6	Computation of time
A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.7	Time
Time is of the essence in this Plan of Arrangement. All times expressed herein or in any Letter of Transmittal are local time in Toronto, Ontario, Canada unless otherwise stipulated herein or therein.

1.8	Successors and Assigns
This Plan of Arrangement will be binding upon and enure to the benefit of the heirs, administrators, executors, representatives, successors and permitted assigns of any Person named or referred to in this Plan of Arrangement.

1.9	Currency
All references in this Plan of Arrangement to dollars or to $ are references to Canadian dollars, unless otherwise specified.

1.10	Statutory References
References to a particular statute or law shall be to such statute or law and the rules, regulations and published policies made thereunder, as in force as at the date of this Plan of Arrangement and, unless otherwise expressly provided, as the same may be amended, re-enacted, consolidated or replaced from time to time.

1.11	Governing Law
This Plan of Arrangement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings in connection with this Plan of Arrangement will be subject to the exclusive jurisdiction of the Court.
ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement
This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Effectiveness

(1)
This Plan of Arrangement will become effective at, and will be binding at and after, the Effective Time, without any further act or formality required on the part of any Person, on the Applicants, the Purchaser, all registered holders and all beneficial owners of Company Common Shares (including, for greater certainty, Dissenting Shareholders), all registered holders and all beneficial owners of Company Equity Awards, all registered holders and all beneficial owners of Company Warrants, all registered holders and all beneficial owners of Convertible Debentures Subject to Roll-over, the registrar and transfer agent in respect of the Company Common Shares, the Depositary, and all other Persons.

(2)
The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions Section 2.3 has become effective in the sequence and at the times set out therein.

(3)	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

2.3	The Arrangement

(1)	Commencing at the Effective Time, the following steps shall occur and shall be deemed to occur as follows without any further authorization, act or formality:

(a)
at the Effective Time, the Company shall issue to the holder of each Company RSU that is vested (or, if applicable, becomes vested at or immediately prior to the Effective Time by reason of the Arrangement) in accordance with its terms, and outstanding, immediately prior to the Effective Time, one Company Common Share for each such Company RSU, and the holder of such Company RSUs shall be and shall be deemed to be the holder of such number of Company Common Shares, and the central securities register of the Company shall be, and shall be deemed to be, revised accordingly, but the holder of such Company RSU shall not be entitled to a certificate or other document representing the Company Common Shares so issued;

(b)
concurrently with the preceding step, each Company Option outstanding and unexercised immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested and surrendered and transferred to the Company in consideration for, in the case of any In-the-Money Options, the issuance by the Company of that number of Company Common Shares (“Option Surrender Shares”) equal to (i) the number of Company Common Shares issuable upon exercise of such In-the-Money Options immediately prior to the Effective Time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Company Common Shares that, when multiplied by the Fair Market Value of a Company Common Share is equal to the aggregate exercise price of such In-the-Money Options, and the Company Optionholder shall be and shall be deemed to be the holder of such number of Option Surrender Shares and the central securities register of the Company shall be, and shall be deemed to be, revised accordingly, but the Company

Optionholder shall not be entitled to a certificate or other document representing the Option Surrender Shares so issued. No consideration shall be paid to the holders of Company Options that are not In-the-Money Options;

(c)
concurrently with the preceding step, each Company Warrant outstanding and unexercised immediately prior to the Effective Time shall be, and shall be deemed to be, surrendered and transferred to the Company in consideration for, in the case of any In-the-Money Warrants, the issuance by the Company of that number of Company Common Shares (“Warrant Surrender Shares”) equal to (i) the number of Company Common Shares issuable upon exercise of such In-the-Money Warrants immediately prior to the Effective Time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Company Common Shares that, when multiplied by the Fair Market Value of a Company Common Share is equal to the aggregate exercise price of such In-the-Money Warrants, and the Company Warrantholder shall be and shall be deemed to be the holder of such number of Warrant Surrender Shares and the central securities register of the Company shall be, and shall be deemed to be, revised accordingly, but the Company Warrantholder shall not be entitled to a certificate or other document representing the Warrant Surrender Shares so issued. No consideration shall be paid to the holders of Company Warrants that are not In-the-Money Warrants;

(d)
immediately following the preceding step, the Company Warrants shall be terminated and cancelled (and all rights thereunder shall expire) and be of no further force or effect and the central securities register of the Company shall be, and shall be deemed to be, revised accordingly;

(e)
immediately following the preceding step, each Dissent Share shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act of formality on its part, to the Purchaser in accordance with, and for the consideration contemplated in, Article 3 and:

(i)
the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of Company Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have the rights set out in Section 3.1;

(ii)
the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)
the Purchaser shall be, and shall be deemed to be, the holder of all of the outstanding Dissent Shares and the central securities register of the Company shall be, and shall be deemed to be, revised accordingly;

(f)
immediately following the preceding step, each Company Common Share (other than Dissent Shares held by Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissent Shares in accordance with Article 3) shall be transferred and assigned by the holder thereof to the Purchaser, without any further act or formality, in exchange for the Consideration, less any amounts withheld in accordance with Section 5.3;

(g)
concurrently with the preceding step, with respect to the Company Common Shares, the registered holder thereof shall cease to be the holder of such Company Common Shares and to have any rights as holder of such Company Common Shares other than the right to receive the Consideration, as the case may be, in accordance with this Plan of Arrangement and the name of each such holder shall be removed from the register of holders of Company Common Shares;

(h)
immediately following the preceding step, each Company RSU that is unvested and outstanding immediately prior to the Effective Time shall be exchanged for a number of restricted share units of the Purchaser (the “Purchaser RSUs”) authorized under the Purchaser’ SIP equal to 0.04836 per unvested Company RSU, rounded down to the nearest whole unit, which shall entitle the holder of such Company RSUs to receive one Purchaser Share upon settlement of each such Purchaser RSU. Each Purchaser RSU shall otherwise be subject to the same term to expiry and conditions to and manner of vesting applicable to the corresponding Company RSU under the Company LTIP. Any document or agreement previously evidencing such Company RSUs shall thereafter evidence and be deemed to reference Purchaser RSUs, with any adjustments deemed be made thereto as are necessary to ensure consistency with the provisions of this Section 2.3(1)(h);

(i)
immediately following the preceding step, the Company LTIP and all outstanding Company Equity Awards shall be terminated and cancelled (and all rights thereunder shall expire) and be of no further force or effect, and the central securities register of the Company shall be, and shall be deemed to be, revised accordingly;

(j)
immediately following the preceding step, in accordance with the terms of the Convertible Debentures Subject to Roll-over and the agreements in writing relating thereto, each holder of a Convertible Debenture Subject to Roll-over outstanding immediately prior to the Effective Time shall receive upon the subsequent conversion of such Convertible Debenture Subject to Roll-over in accordance with its terms, and shall accept in lieu of each Company Common Share to which such holder was entitled upon such exercise, 0.04836 of a Purchaser Share, subject to adjustment in accordance with the terms of the Convertible Debenture Subject to Roll-over;

(k)
immediately following the preceding step, to the extent that written notice to that effect is provided by the Purchaser to the Company at least three (3) business days prior to the Effective Date, the stated capital of the Company Common Shares shall be reduced, without distribution, to an amount which shall be no lower than $100,000 as determined by the Purchaser and indicated in such written notice, and an amount equal to the amount of the reduction of the stated capital shall be transferred and credited to the contributed surplus account of the Company; and

(l)	the Company and Subco shall be amalgamated and continued as one corporation (“Amalco”) under the CBCA in accordance with the following:

(i)	Name. The Name of Amalco shall be “ViXS Systems Inc.”

(ii)
Registered Office. The registered office of Amalco shall be located in the City of Toronto in the Province of Ontario. The address of the registered office of Amalco shall be 1210 Sheppard Ave. E., Suite 800, Toronto, Ontario, M2K 1E3.

(iii)	Restrictions on Business. None.

(iv)	Articles. The articles of the Company prior to the Amalgamation shall be deemed to be the articles of amalgamation of Amalco.

(v)	Restrictions on Transfer. None.

(vi)	Number of Directors. Amalco shall have a minimum of one director and a maximum of 10 directors, until changed in accordance with the CBCA.

(vii)	First Directors. The first directors of Amalco shall be Todd DeBonis, Steve Moore and Indra Laksono.

(viii)
Shares. All shares of Subco shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalco in connection with the Amalgamation and all shares of the Company prior to the Amalgamation shall be unaffected and shall continue as shares of Amalco.

(ix)	Stated Capital. The stated capital account of the shares of Amalco will be equal to the stated capital account in respect of the Common Shares of the Company immediately prior to the Amalgamation.

(x)	By-laws. The by-laws of Amalco shall be the same as those of the Company implemented immediately prior to the Amalgamation.

(xi)	Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(A)	the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

(B)	the property of each amalgamating corporation continues to be the property of the amalgamated corporation;

(C)	the amalgamated corporation continues to be liable for the obligations of each amalgamating corporation;

(D)	an existing cause of action, claim or liability to prosecution is unaffected;

(E)	a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against the amalgamated corporation;

(F)
a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against the amalgamated corporation; and (vii)    the Articles of Arrangement are deemed to be the articles of incorporation of the amalgamated corporation and the Certificate of Arrangement is deemed to be the certificate of incorporation of the amalgamated corporation.

2.4	Tax Election
The Company shall file the prescribed form of election under the Tax Act with the Canada Revenue Agency electing to cease being a public corporation for purposes of the Tax Act as promptly as possible after all conditions therefor have been met.

2.5	Fractional Interests and Calculations

(1)
If the aggregate number of Consideration Shares to which a Company Shareholder would be entitled under this Plan of Arrangement would include a fractional share, then the number of Consideration Shares that such former Company Shareholder is entitled to receive shall be rounded down to the next whole number and no former Company Shareholder will be entitled to any consideration or compensation in respect of such fractional Consideration Shares.

(2)
All calculations and determinations made by the Company for the purposes of this Plan of Arrangement, including, the allocation of any fractional amounts shall be conclusive, final and binding upon the Company Shareholders.

2.6	Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Company Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Consideration Shares that such Company Shareholder has the right to receive in accordance with Section 2.3 and such Company Shareholder’s Letter of Transmittal. When authorizing such delivery of Consideration Shares in exchange for any lost, stolen or destroyed certificate, the Company Shareholder to whom the delivery of Consideration Shares is to be made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Company and the Depositary in such sum as the Company may direct or otherwise indemnify the Company in a manner satisfactory to the Company against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

2.7	Transfers Free and Clear
Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens.
ARTICLE 3
RIGHTS OF DISSENT

3.1	Dissent Rights

(1)
Registered holders of Dissent Shares may exercise rights of dissent with respect to such Dissent Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified and supplemented by the Interim Order, the Final Order and this Section 3.1 in connection with the Arrangement Resolution (the “Dissent Rights”); provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. two (2) Business Days immediately preceding the date of the Company Meeting.

(2)
Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissent Shares (i) shall be entitled to be paid by the Purchaser the fair value of such Dissent Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted, and (ii) will not be entitled to any other payment or consideration under the Arrangement, including any payment that would be payable under the Arrangement had such registered holders not exercised their Dissent Rights in respect of such Dissent Shares.

(3)
Dissenting Shareholders who validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissent Shares shall be deemed to have participated in the Arrangement pursuant to Section 2.3(1)(f) on the same basis as a non-dissenting holder of Company Common Shares.

(4)
In no circumstances shall the Company, the Purchaser, or any of their respective successors or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Common Shares in respect of which such rights are sought to be exercised. In no case shall the Company, the Purchaser, the Depositary, the registrar and transfer agent in respect of the Company Common Shares or any other Person be required to recognize a Dissenting Shareholder as a holder of Company Common Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Company Common Shares as at the Effective Time as provided in Article 2.

(5)
No rights of dissent shall be available to Company Optionholders, Company Warrantholders, holders of Company RSUs or holders of Convertible Debentures in connection with the Arrangement. In addition to any other restrictions under the CBCA, holders of Company Common Shares who vote in favour of the Arrangement Resolution, or have instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights and shall be deemed to have not exercised Dissent Rights in respect of such Company Common Shares.

ARTICLE 4
EXCHANGE OF CERTIFICATES AND DELIVERY OF CONSIDERATION

4.1	Letter of Transmittal
At the time of mailing the Company Circular or as soon as practicable thereafter, the Company shall forward a Letter of Transmittal to each registered Company Shareholder at the address of such Person as it appears on the register maintained by or on behalf of the Company in respect of the holders of Company Common Shares.

4.2	Payment of Consideration

(1)
Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, with the Depositary, for the benefit of applicable holders of Company Common Shares, share certificates or other entitlements to the aggregate number of Consideration Shares payable to Company Shareholders under Section 2.3.

(2)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Common Shares (other than Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor from the Depositary, and the Depositary shall deliver to such Company Shareholder as soon as practicable after the Effective Time, the consideration which such holder has the right to receive under this Plan of Arrangement for such Company Common Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(3)
Until surrendered as contemplated by Section 4.2(2), each certificate which immediately prior to the Effective Time represented any Company Common Shares (other than Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed after the Effective Time to represent only the right to receive upon such surrender consideration which such holder has the right to receive under this Plan of Arrangement for such Company Common Shares as contemplated in Section 4.2(2), less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Company Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company, Amalco or the Purchaser. On such anniversary date, all certificates representing Company Common Shares shall be deemed to have been surrendered to the Company and consideration to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Company or any successor thereof for no consideration.

(4)
Any Consideration Shares issuable pursuant to this Plan of Arrangement that are returned to the Depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, and any right or claim to Consideration Shares hereunder that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Company Shareholder, Company Optionholder, Company Warrantholder or holder of Company RSUs to receive the consideration for Company Common Shares, Company Options, Company Warrants or

Company RSUs, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Company or any successor thereof for no consideration.

(5)
No holder of Company Common Shares, Company Options, Company Warrants, Company RSUs or Convertible Debentures shall be entitled to receive any consideration with respect to such securities other than the consideration to which such holder is entitled to receive in accordance with Article 2 and this Section 4.2 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith other than as contemplated in Section 5.4.

ARTICLE 5
GENERAL

5.1	Amendment

(1)
The Applicants and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by the Applicants and the Purchaser and, if made following the Company Meeting, approved by the Court and communicated to Company Shareholders and others as may be required by the Interim Order in the manner required by the Court (if so required).

(2)
Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by the Applicants and the Purchaser, in each case, acting reasonably, and (ii) if required by the Court, it is consented to by the Company Shareholders in the manner directed by the Court.

(3)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Applicants or by the Purchaser at any time prior to the Company Meeting, provided that the Applicants and the Purchaser shall each have consented thereto in writing, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting in accordance with the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(4)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(5)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any former Company Shareholder, Company Optionholder, Company Warrantholder, holder of Company RSUs or any holder of Convertible Debentures Subject to Roll-over.

5.2	Consents, Waivers and Agreements
At the Effective Time, each Company Shareholder and any other Person affected by this Plan of Arrangement will be deemed to have consented and agreed to all of the provisions of this Plan of Arrangement in its entirety.

5.3	Withholding Rights and Tax Reporting
The Purchaser, Company, Amalco and the Depositary, as the case may be, shall be entitled to deduct or withhold from any amounts contemplated to be payable to any Company Shareholder, Company Optionholder, Company Warrantholder or holder of Company RSUs under this Plan of Arrangement (an “Affected Person”) such amounts as are required to be deducted or withheld with respect to such payment (a “Withholding Obligation”)

under the Tax Act or any other provision of federal, provincial, territorial, state, local or foreign tax Law, in each case, as amended, and shall remit or cause to be remitted the amount so deducted or withheld to the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority. The Purchaser, the Company, Amalco or the Depositary shall also have the right to:

(a)
deduct, withhold and sell, or direct the Purchaser, the Company, Amalco or the Depositary to deduct, withhold and sell on their behalf, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(b)
require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to the Purchaser, the Company, Amalco or the Depositary as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction), such number of Purchaser Shares delivered or deliverable to such Affected Person pursuant to this Plan of Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any such sale of Purchaser Shares shall be effected on a public market and as soon as practicable following the Effective Date. None of the Purchaser, the Company, Amalco, the Depositary or the Broker will be liable for any loss arising out of any sale of such Purchaser Shares, including any loss relating to the manner or timing of such sales, the prices at which the Purchaser Shares are sold or otherwise.
In respect of the surrender and transfer of In-the-Money Options under this Plan of Arrangement, the Company shall make the election provided for in subsection 110(1.1) of the Tax Act.

5.4	Post-Effective Time Dividends and Distributions
No dividends or other distributions payable in respect of Consideration Shares with a record date after the Effective Time, if any, shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Company Common Shares transferred and assigned pursuant to Section 2.3(1)(f) in respect of which Consideration Shares were issued pursuant to the Arrangement, and any such dividends and other distributions shall be paid by the Purchaser to the Depositary and shall be held by the Depositary in trust for such holders, in each case until the surrender of such certificate or certificates (or affidavit in accordance with Section 2.6) in accordance with Section 4.2(2) or until surrendered and/or forfeited in accordance with Section 4.2(3). Subject to applicable Laws, following surrender of any such certificate or certificates (or affidavit in accordance with Section 2.6) in accordance with Section 4.2(2) there shall be paid to the holder thereof, without interest, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Consideration Shares to which such holder is entitled pursuant to the Arrangement.

5.5	Paramountcy
From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Common Shares, Company Options, Company Warrants and Company RSUs issued or outstanding prior to the Effective Time; (ii) the rights and obligations of Company, Amalco, the Purchaser, all registered holders and all beneficial owners of Company Common Shares, all registered holders and beneficial owners of Company Options, Company Warrants and Company RSUs, the registrar and transfer agent in respect of the Company Common Shares and the Depositary shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims, proceArtedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Common Shares, Company Options, Company Warrants or Company RSUs

shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

5.6	Further Assurances
Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further authorization, act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.